                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        MFS COMMUNICATIONS COMPANY, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    55272T101
                                 (CUSIP Number)

                           Terrence J. Ferguson, Esq.
              Senior Vice President, Secretary and General Counsel
                        MFS Communications Company, Inc.
                          3555 Farnam Street, 2nd Floor
                              Omaha, Nebraska 68131
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James Q. Crowe

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[ ]
                                                                        b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          467,140 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   467,140

                  10.     SHARED DISPOSITIVE POWER
                          None


          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            467,140

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .37%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard Gimbel

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          159,918 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   159,918

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            159,918

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .13%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William Grewcock

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          3,569,106 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   3,569,106

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,569,106

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            2.8%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Royce J. Holland

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          61,468 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   61,468

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            61,468

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .05%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Richard R. Jaros

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 a[ ]
                                                                 b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          355,760 (See Item 5(a))

  SHARES          8.      SHARED VOTING POWER
BENEFICIALLY              None
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  355,760
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            355,760

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .28%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert E. Julian

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
  SHARES                  1,192,820 (See Item 5(a))
BENEFICIALLY
 OWNED BY         8.      SHARED VOTING POWER
REPORTING                 None
  PERSON
   WITH           9.      SOLE DISPOSITIVE POWER
                          1,192,820

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,192,820

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .95%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ronald W. Roskens

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
  SHARES                  9,784  (see Item 5(a))
BENEFICIALLY
 OWNED BY         8.      SHARED VOTING POWER
REPORTING                 None
  PERSON
   WITH           9.      SOLE DISPOSITIVE POWER
                          9,784

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            9,784

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .01%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Walter Scott, Jr.

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                   7.      SOLE VOTING POWER
                           9,423,826 (See Item 5(a))
  SHARES
BENEFICIALLY       8.      SHARED VOTING POWER
 OWNED BY                  None
REPORTING
  PERSON           9.      SOLE DISPOSITIVE POWER
   WITH                    9,423,826

                   10.     SHARED DISPOSITIVE POWER
                           None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            9,423,826

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            7.5%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth E. Stinson

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          139,406 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   139,406

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            139,406

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .11%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael B. Yanney

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          1,784 (See Item 5(a))
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 None
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   1,784

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,784

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .01%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 55272T101

          1.      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UUNET Technologies, Inc.

          2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                  7.      SOLE VOTING POWER
                          None
  SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY                 15,381,012 (See Item 5(a))
REPORTING
  PERSON          9.      SOLE DISPOSITIVE POWER
   WITH                   None

                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            15,381,012

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                 [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.26%

          14.     TYPE OF REPORTING PERSON*
                  CO

EXPLANATORY NOTE:

As a result of executing the Parent Voting and Proxy Agreement dated as of April 29, 1996 (the "Agreement") with UUNET Technologies, Inc. ("UUNET"), the
Reporting Persons may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group.".

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares") of MFS Communications Company, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3555 Farnam Street, Suite 200, Omaha, Nebraska 68131.

Item 2.  Identity and Background.

                  (a)-(c) and (f). The following information is given in response to requirements (a), (b) and (c) of Item 2 with respect to each Reporting Person who is a natural person:

                 James Q. Crowe

                  (a)      James Q. Crowe
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Chairman of the Board of Directors and Chief Executive Officer of the Issuer

                 Howard Gimbel

                  (a)      Howard Gimbel
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and President of Health Consultants, Inc.

                  0William Grewcock

                  (a)      William Grewcock
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Vice Chairman and Director of Peter Kiewit Sons', Inc.

                  Royce J. Holland

                  (a)      Royce J. Holland
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131

                  (c)      President and Chief Operating Officer of the Issuer

                  Richard R. Jaros

                  (a)      Richard R. Jaros
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Executive Vice President, Chief Financial Officer and Director of Peter Kiewit Sons', Inc.

                  Robert E. Julian

                  (a)      Robert E. Julian
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Director of Peter Kiewit Sons', Inc.

                  Ronald W. Roskens

                  (a)      Ronald W. Roskens
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and President of Global Connections, Inc.

                  Walter Scott, Jr.

                  (a)      Walter Scott, Jr.
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Chairman of the Board and President of Peter Kiewit Sons', Inc.

                  Kenneth E. Stinson

                  (a)      Kenneth E. Stinson
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Executive Vice President and Director of Peter Kiewit Sons', Inc.

                  Michael B. Yanney

                  (a)      Michael B. Yanney
                  (b)      3555 Farnam Street, Suite 200
                           Omaha, Nebraska  68131
                  (c) Director of the Issuer and Chairman and Chief Executive Officer of America First Companies

                  UUNET is organized under the laws of the State of Delaware, and its principal business address is 3060 Williams

                  Drive, Fairfax, Virginia 22031. UUNET is engaged in the business of providing Internet access services. The names, business addresses, principal occupations and citizenship of the directors and executive officers of UUNET are set forth in Annex A hereto and are incorporated herein by reference.

                  (d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  All Shares beneficially owned by each of the Reporting Persons, other than UUNET, were previously acquired and have been paid for in full.

                  Pursuant to the Agreement, UUNET has been granted a proxy by the remaining Reporting Persons to vote in favor of the transactions contemplated by the Merger Agreement (as defined below). Execution and delivery of the Agreement was a condition to the execution of the Merger Agreement.

Item 4.  Purpose of Transaction.

                  On April 29, 1996, the Reporting Persons entered into the Agreement. Pursuant to the terms of the Agreement, each Reporting Person, other than UUNET, has agreed to vote in favor of the issuance of Shares in connection with the Merger (as defined herein) and the transactions contemplated by the Merger Agreement (as defined herein) and has agreed to appoint UUNET as his attorney and proxy for such purpose.

                  The purpose of the transactions under the Agreement is to enable the Issuer to consummate the transactions contemplated under the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 29, 1996 by and among the Issuer, UUNET and MFS Global Internet Services, Inc. ("Sub"). Pursuant to the terms of the Merger Agreement, Sub will merge (the "Merger") with and into UUNET, and UUNET will be the surviving corporation.

                  Except as otherwise set forth in the Merger Agreement, none of the Reporting Persons has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System;
(ix) the Shares becoming  eligible for  termination of registration  pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.


Item 5.  Interest in Securities of Issuer.

                  (a) and (b). The following table sets forth the number of shares beneficially owned by each of the Reporting Persons as of April 29, 1996.

                                               Number of Shares Owned                   Nature of Ownership
Reporting Person

- ---------------------------------------
James Q. Crowe                                             467,140             Sole voting and dispositive power(1)
- ---------------------------------------
Howard Gimbel                                              159,918             Sole voting and dispositive power(1)
- ---------------------------------------
William Grewcock                                         3,569,106             Sole voting and dispositive power(1)
- ---------------------------------------
Royce J. Holland                                            61,468             Sole voting and dispositive power(1)
- ---------------------------------------
Richard R. Jaros                                           355,760             Sole voting and dispositive power(1)
- ---------------------------------------
Robert E. Julian                                         1,192,820             Sole voting and dispositive power(1)
- ---------------------------------------
Ronald W. Roskens                                            9,784             Sole voting and dispositive power(1)
- ---------------------------------------
Walter Scott, Jr.                                        9,423,826             Sole voting and dispositive power(1)
- ---------------------------------------
Kenneth E. Stinson                                         139,406             Sole voting and dispositive power(1)
- ---------------------------------------
Michael B. Yanney                                            1,784             Sole voting and dispositive power(1)
- ---------------------------------------
UUNET Technologies, Inc.                                15,381,012             Shared voting power (2)
- ---------------------------


(1) Pursuant to the terms of the Agreement, each Reporting Person has agreed to vote, at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting, in favor of the issuance of Shares in connection with the Merger (as defined herein). In addition, each of the Reporting Persons have agreed to appoint UUNET as its attorney and proxy for such purpose.

(2) Pursuant to the Agreement, each Reporting Person other than UUNET has agreed to vote such Reporting Person's Shares at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting or otherwise in favor of the issuance of Shares in the Merger. In addition, each of the Reporting Persons other than UUNET has agreed to appoint UUNET as its attorney and proxy for such purpose (the "Proxy").

                  (c) No transactions in the Shares have been effected during the past 60 days by any of the Reporting Persons.

                  (d) The right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each Reporting Person other than UUNET are held by such respective Reporting Person.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships among the Reporting Persons (or any other agreements among any of them relating to the Merger) except as referred to or described in this Statement on Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1    Parent Voting and Proxy Agreement dated as of April 29, 1996

Exhibit 2    Agreement and Plan of Merger dated as of April 29, 1996

Exhibit 3    Joint Filing Agreement dated as of May 9, 1996

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            May 9, 1996



/s/ James Q. Crowe                             /s/ Ronald W. Roskens
James Q. Crowe                                 Ronald W. Roskens


/s/ Howard Gimbel                              /s/ Walter Scott, Jr.
Howard Gimbel                                  Walter Scott, Jr.


/s/ William Grewcock                           /s/ Kenneth E. Stinson
William Grewcock                               Kenneth E. Stinson


/s/ Royce J. Holland                           /s/ Michael B. Yanney
Royce J. Holland                               Michael B. Yanney



/s/ Richard R. Jaros                           UUNET TECHNOLOGIES, INC.
Richard R. Jaros


                                               By:/s/ Martina W. Knee
                                                  Martina W. Knee
/s/ Robert E. Julian                              Vice President
Robert E. Julian

                                     ANNEX A

                             IDENTITY AND BACKGROUND

                  Listed   below  are  the  names,   addresses   and   principal
occupations of the directors and executive officers of UUNET Technologies, Inc. Each of the persons listed below is a United States citizen.

 1. Directors

 Name                                   Address                                 Principal Occupation

 John W. Sidgmore                       3060 Williams Drive                     President, Chief Executive Officer
                                        Fairfax, VA 22061                       and Director of UUNET

 Richard L. Adams, Jr.                  3060 Williams Drive                     Chairman of the Board and Chief
                                        Fairfax, VA 22061                       Technical Officer of UUNET

 Peter J. Barris                        3060 Williams Drive                     General Partner of New Enterprises
                                        Fairfax, VA 22061                       Associates

 John W. Jarve                          3060 Williams Drive                     General Partner of Menlo Ventures
                                        Fairfax, VA 22061

 Daniel C. Lynch                        3060 Williams Drive                     Chairman of the Board of Cyber-Cash,
                                        Fairfax, VA 22061                       Inc.

 Arthur C. Patterson                    3060 Williams Drive                     General Partner of Accel Partners
                                        Fairfax, VA 22061

 Daniel Rosen                           3060 Williams Drive                     Senior Director of Microsoft
                                        Fairfax, VA 22061                       Corporation

 Les B. Strauss                         3060 Williams Drive                     Vice President and Chief Financial
                                        Fairfax, VA 22061                       Officer  of PictureTel Corporation

 2. Executive Officers

 Name                                   Address                                 Principal Occupation

 John W. Sidgmore                       3060 Williams Drive                     President, Chief Executive Officer
                                        Fairfax, VA 22061                       and Director





 Richard L. Adams, Jr.                  3060 Williams Drive                     Chairman of the Board and Chief
                                        Fairfax, VA 22061                       Technical Officer

 David R. Boast                         3060 Williams Drive                     Vice President, Microsoft Network
                                        Fairfax, VA 22061                       Division

 Kevin R. Boyne                         3060 Williams Drive                     Vice President, Network Operations
                                        Fairfax, VA 22061

 David F. Foster                        3060 Williams Drive                     Vice President, Business Development
                                        Fairfax, VA 22061

 Heidi B. Heiden                        3060 Williams Drive                     Senior Vice President, Network
                                        Fairfax, VA 22061                       Operations and Technology

 Jeffrey G. Hilber                      3060 Williams Drive                     Vice President and Chief Financial
                                        Fairfax, VA 22061                       Officer

 Martina W. Knee                        3060 Williams Drive                     Vice President and General Counsel
                                        Fairfax, VA 22061

 Diana E. Lawrence                      3060 Williams Drive                     Vice President, Human Resources
                                        Fairfax, VA 22061

 James T. McManus                       3060 Williams Drive                     Vice President, Systems Engineering
                                        Fairfax, VA 22061

 Michael D. O'Dell                      3060 Williams Drive                     Vice President and Chief Scientist
                                        Fairfax, VA 22061

 Jeffrey S. Osborn                      3060 Williams Drive                     Vice President, Network Sales and
                                        Fairfax, VA 22061                       Marketing

 Eric L. Scace                          3060 Williams Drive                     Vice President, International
                                        Fairfax, VA 22061                       Development

 Joseph Squarzini, Jr.                  3060 Williams Drive                     Senior Vice President, Global
                                        Fairfax, VA 22061                       Technology Integration

 Alan B. Taffel                         3060 Williams Drive                     Vice President, Sales and Marketing
                                        Fairfax, VA 22061


                                  EXHIBIT INDEX

Exhibit 1      Parent Voting and Proxy Agreement dated April 29, 1996

Exhibit 2      Agreement and Plan of Merger dated April 29, 1996

Exhibit 3      Joint Filing Agreement dated as of May 9, 1996